FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 21, 2016

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED INCOME SECURITIES TRUST

Federated Floating Rate Strategic Income Fund

Class R6 Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on November 22, 2016 on its Rule 485(a) Post-Effective Amendment No. 165 and Amendment No. 158, with respect to the Fund, submitted on October 13, 2016. The filing was made to register R6 Shares.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. On the cover page, regarding the word “volatility” in the first sentence that reads, “A mutual fund seeking to provide total return consistent with current income and low interest rate volatility by investing…” do you mean “sensitivity?” Also, please ensure disclosure in other sections of the document provides context for this statement.

Response: The Registrant confirms that the use of the word “volatility” is correct. “Volatility” is used since the Fund’s fundamental investment objective is to provide total return consistent with current income and low interest rate volatility.

Comment 3. Fee Table Example: Confirm that the expense waiver affects only the calculation for the one year example.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are all based on gross expenses.

Comment 4. In the eighth paragraph of the Summary section under “What are the Fund’s Main Investment Strategies?” the Prospectus indicates that the Fund may invest its assets in securities of other investment companies including the securities of affiliated money market funds. Please explain the Fund’s plan for complying with Section 12(d) of the Investment Company Act of 1940 (the “1940 Act”), any no action or exemptive relief on which you intend to rely and explain how you will or have complied with the terms and conditions of the relief granted.

Response: The Registrant confirms that the Fund may invest in the securities of affiliated money market funds to implement its investment strategy and manage uninvested cash. The Fund may also gain exposure to asset classes identified in its investment strategies through investment in such securities directly or through investment in securities of affiliated investment companies which are not available for public investment (the Federated “core funds”). The Fund is permitted to make these investments pursuant to Investment Company Act Section 12(d)(1) and the rules thereunder effective July 31, 2006 (Investment Company Act Release No. 27399) and to an SEC Exemptive Order (“Order”) dated 11/21/1997 (Investment Company Act Release No. 22903).

Pursuant to Rule 12d1-1, the Fund’s investments in affiliated money market funds are exempt from the limitations espoused in Section 12(d)(1) of the 1940 Act.

Pursuant to the Order, the Fund is allowed to invest in the core funds, including but not limited to Federated Bank Loan Core Fund (“Bank Loan Core”), in excess of the limits imposed by Section (12)(d)(1)(A) & (B), subject to certain conditions, including that (i) the Fund will not invest in any affiliated fund if that affiliated fund may acquire securities of any other investment company in excess of the limits contained in Section 12(d)(1)(A); (ii) the Board of Trustees of the Fund, including a majority of the independent Trustees, shall find that the advisory fees under the Fund’s advisory contract are based on services that will be in addition to, rather than, duplicative of services provided under the contracts of any affiliated fund in which the Fund may invest, provided that no such findings will be necessary if the investment adviser to such affiliated fund waives all advisory fees that may be imposed on the affiliated fund; and (iii) any sales charges and service fees as may be charged with respect to the Fund, when aggregate with any such sales charges and service fees borne by the Fund with respect to the shares of the affiliated fund, shall not exceed applicable FINRA limits. In addition, the Fund’s investments in affiliated money market funds and the core funds are subject to established internal policies and procedures that have been and continue to be monitored by the Adviser and Federated Compliance.

Comment 5. In the final paragraph of the Summary section under “What are the Fund’s Main Investment Strategies?” the final sentence reads: “The Fund may count the value of certain derivatives with floating-rate fixed-income characteristics towards its policy to invest in floating-rate fixed-income investments.” Regarding the Fund’s 80% policy, how will derivatives be valued? It is the staff’s position that marked to market value should be used.

Response: The Registrant confirms that the market value of the Registrant’s investments in derivatives will be used in calculating compliance with the Fund’s 80% policy for purposes of the Names Rule.

Comment 6. In the Summary “Loan Liquidity Risk” third paragraph, the first sentence states, “A majority of the Fund’s assets are likely to be invested in assets that are considerably less liquid than debt instruments traded on national exchanges.” Open-end funds should have no more than 15% of their assets invested in illiquid securities. Based on the Fund’s most recent holdings posted to the Federated website, what percentage of assets do you consider illiquid? Also, what is meant by “considerably less liquid” in this sentence?

Response: The Registrant confirms that based on the Fund’s most recent holdings posted to the Federated website, it considers 7.02% of the Fund’s assets to be illiquid.

The Registrant notes that “considerably less liquid” securities are those loans that it considers to be liquid but less liquid than debt instruments traded on a national exchange (i.e., instruments that may not settle in three days.

Comment 7. Average Annual Total Return Table: In regards to the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index, unlike the index, the Fund’s investments have credit risk and may also include foreign investments. Please explain why this index is an appropriate broad-based market index for the Fund or revise as necessary.

Response: The BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is a short-term securities based index that reflects movements in short-term rates, to which the Adviser believes the Fund is sensitive.

Comment 8. We note that on the Fund’s webpage as of March 31, 2016 approximately 73% of the portfolio was invested in other investment companies including significant investments in Bank Loan Core and Trade Finance Core Fund. As of June 30, 2016 the Fund had a similar allocation. If the Fund’s strategy, as described in the Statutory Prospectus under “What are the Fund’s Investment Strategies,” is implemented indirectly through other Federated Funds, it is unclear why that is not given more prominence. Please revise to do so or explain why you have not.

We also note certain statements regarding portfolio characteristics such as portfolio duration. Please confirm whether you look through affiliated funds when assessing the accuracy of these statements in the Fund’s strategy and on the Fund’s website.

Response: When selecting investments for the Fund, the Fund can invest in securities directly or in other investment companies. The Registrant respectfully believes that the Fund’s current strategy disclosure properly discloses the intent to invest “primarily … in other investment companies (which are not available for general investment by the public) that own those securities and are advised by an affiliate of the Adviser.” Such investments may be made to gain exposure to loan instruments, trade finance loan instruments, and mortgage-backed, high-yield and emerging markets debt securities. The Fund’s intent to invest primarily in affiliated investment companies is disclosed consistently in the Fund’s strategy, risks and under “Investing in Securities of Other Investment Companies.”

While investments in affiliated funds can vary based on the Adviser’s determinations, in light of the Staff’s comment, the following clarifying statement will be added to the Fund’s summary and statutory investment strategies and to its website at its next annual update in May 2017, so that all share classes of the Fund may be updated concurrently:

“At times, the Fund’s investment in an affiliated fund may be a substantial portion of the Fund’s portfolio.”

Further, the Registrant confirms that the Fund’s strategy and website reporting regarding portfolio characteristics are executed on a look-through basis to affiliated investment companies, currently Bank Loan Core Fund and Trade Finance Core.

Comment 9. In the Prospectus under the “What are the Fund’s Investment Strategies?” section, in the seventh paragraph, please remove the reference to the Statement of Additional Information and include only the principal risks described in the Prospectus.

Response: The Registrant will revise the disclosure as follows at its next annual update in May 2017 so that all share classes of the Fund are updated concurrently

“The Fund’s investment strategy exposes investors to several risks, including risks of investing in loans, loan liquidity risks, agency insolvency risks, credit risk, interest rate risk, currency risk and risks of foreign investing, as well as other risks described in the Fund’s Prospectus.”

Comment 10. The Fund’s website indicates the Fund’s domestic investment grade investments are primarily adjustable rate MBS, the Fund’s domestic non-investment grade investments are primarily adjustable floating rate bank loans and the Fund’s international investments are primarily floating rate trade finance instruments. In the Prospectus under “What are the Fund’s Investment Strategies?” please clarify your strategy discussion with additional disclosure about investments within these three categories, including, if appropriate, if the Fund’s exposure to these investments is achieved entirely through investing in other Federated Funds. Consider a footnote on the website that states the top holdings include Federated advised Funds, if necessary.

Response: The Registrant confirms that the Fund’s domestic investment grade investments are currently adjustable rate MBS and high quality floating rate securities while the Fund’s investment in domestic non-investment grade securities is currently achieved both through investment in the Federated Bank Loan Core Fund, but also through investment in individual high yield securities and loans. The Registrant further confirms that currently the Fund’s investment in international trade finance loan instruments is achieved completely through investment in the Federated Project and Trade Finance Core Fund.

The Registrant has reviewed its disclosure and respectfully believes that the Fund’s strategy properly disclosed with respect to the Fund’s intended investments in these three categories directly or through investment in affiliated investment companies. Further, the Registrant notes that the Prospectus discloses that, “While the Fund’s portfolio usually includes investments from all three categories, the Fund limits the amount that it may invest in a single category to 75% of its assets.”

With respect to the Fund’s website disclosure regarding its top ten holdings, the Fund’s reporting is executed on a look-through basis to the underlying holdings of affiliated investment companies.

Comment 11. We note that Trade Finance Core Fund is an extended payment Fund and the Fund does not appear to be able to liquidate an investment in Trade Finance Core Fund within 7 days. Please explain whether this affiliated fund investment is included in the Fund’s 15% illiquid limitation. Also, please advise whether Bank Loan Core Fund is an extended payment Fund. Finally, with respect to the Fund’s website, please consider a footnote explaining these investments.

Response: The Registrant confirms that the Fund’s investment in Trade Finance Core Fund is deemed illiquid due to its status as an extended payment fund. This investment is included in complying with the Fund’s 15% illiquid limitation. As noted in the Fund’s prospectus under “Risk of Loss After Redemption,” the price of shares redeemed from the Trade Finance Core Fund may be determined as of the closing NAV of Trade Finance Core Fund up to twenty-four days after receipt of a shareholder redemption request. Accordingly, the Registrant acknowledges that such investment would be considered an illiquid security and the Fund, in keeping with its investment limitation, will not purchase securities for which there is no readily available market, if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the Fund’s net assets.

The Registrant confirms that Bank Loan Core Fund is not an extended payment vehicle.

With respect to the Fund’s website disclosure regarding investment in Trade Finance Core Fund and its status as an extended payment vehicle, the Registrant confirms that the Fund’s reporting is executed on a look-through basis to the underlying holdings of affiliated investment companies.

Comment 12. In the Prospectus under “What are the Fund’s Investment Strategies?” the eighth paragraph states that the Fund will invest its assets so that 80% of its assets (plus any borrowings for investment purposes) are invested in floating-rate fixed-income investments. How is compliance with the 80% test measured given the Fund’s investments in other Federated Funds?

Response: The Fund looks through to the holdings of the underlying funds for purposes of measuring compliance with the 80% test.

Comment 13. In the Prospectus under “What Do Shares Cost,” please update the disclosure and underlying policies with respect to valuing securities with remaining maturities of 60 days or less to describe the Fund’s use of amortized cost consistent with the amortized cost discussion contained in the 2014 Money Market Reform Release.

Response: The Fund’s Valuation Committee has recently determined to use fair value and not amortized cost to value the Fund’s fixed-income investments. Federated has confirmed that corresponding revisions will be made to each of the applicable Federated funds on a rolling basis for each such fund’s next regularly scheduled annual update. Accordingly, the following changes will be made in the Fund’s annual update in May 2017 so that all share classes of the Fund may be updated concurrently.

Prospectus – Under “Calculation of Net Asset Value”

•	Fixed-income securities ~~acquired with remaining maturities greater than 60 days~~ are fair valued using price evaluations provided by a pricing service approved by the Board of Trustees/Directors (“Board”).

~~•~~	~~Fixed-income securities and repurchase agreements acquired with remaining maturities of 60 days or less are valued at their cost (adjusted for the accretion of any discount or amortization of any premium).~~

Statement of Additional Information – Under “Determining Market Value of Securities”

•	Fixed-income securities ~~acquired with remaining maturities greater than 60 days~~ are fair valued using price evaluations provided by a pricing service approved by the Board. The methods used by pricing services to determine such price evaluations are described below. If a price evaluation from a pricing service is not readily available, such fixed-income securities are fair valued based upon price evaluations from one or more dealers.

•	~~Fixed-income securities and repurchase agreements acquired with remaining maturities of 60 days or less are valued at their cost as described below, unless the issuer’s creditworthiness is impaired or other factors indicate that amortized cost is not an accurate estimate of the investment’s fair value, in which case it would be valued in the same manner as a longer-term security or repurchase agreement.~~

Remove heading and disclosure for “Amortized Cost Values.”

Comment 14. In the Prospectus “Financial Highlights” section, with respect to net realized and unrealized gain (loss) on investments and futures contracts, please explain what factors contributed to the unrealized loss in 2016.

Response: The Registrant confirms that a decline in the value of the Fund’s securities from 3/31/2015 to 3/31/2016 was the basis for the unrealized loss. During this reporting period, as disclosed in the Fund’s Management Discussion of Fund Performance dated March 31, 2016, domestic leveraged finance asset classes generated negative absolute total returns in an environment of heightened volatility. This included the U.S. leveraged loan market, the asset class in which the Fund maintained its highest concentration throughout the reporting period. While the underlying assets within the leveraged loan market generated a steady current income stream, asset volatility throughout risk assets caused credit risk spreads to increase and asset prices to decline during the period. The bulk of the negative volatility experienced by leveraged finance assets broadly occurred during the middle stretches of the reporting period.

Comment 15. SAI - Loan Assignments (A type of Loan Instrument): Please disclose additional information as to what types of loan instruments you participate in. Please tell us more about these investments and explain what is meant by “emerging legal theories of lender liability.” Add disclosure as to what these theories are and any potential risk to the Fund. It is unclear, for example, whether these liabilities can result in losses in excess of the Fund’s investments. Please explain.

Response: The Registrant confirms that the Fund will typically invest in a syndicated term loan via an “assignment” where the Fund is a signatory on the credit agreement. With respect to the reference to “emerging legal theories of lender liability” the Registrant confirms that this disclosure references the risk that loans and other forms of indebtedness may not be considered securities under the securities laws and, as such, may not be afforded securities law protections, such as those against fraud or misrepresentation. The Registrant believes that these theories and related risks are appropriately disclosed in the Prospectus under “Risk of Investing in Loans.”

Comment 16. SAI – Loan Participation (A Type of Loan Instrument): With reference to risk participation interest, we note that the Fund receives a fee in exchange for the promise to make payments to a lender if a borrower fails to make a payment of principal, interest or fees, as required by the loan agreement. Conceptually, this appears to be similar to credit default swaps. Please explain how this is done without creating investment leverage.

Response: The Registrant notes that risk participation interests are agreements entered into in connection with loan participation agreements, which have many of the same characteristics as credit default swaps. However, a risk participation agreement allows a bank to reduce its credit exposure to a borrower by selling off a piece of a loan or other obligation to another bank. In contrast, a credit default swap is an off-balance sheet derivative contract by which a bank may hedge its exposure to a borrower by buying protection in the form of the credit default swap. In addition, credit default swaps can be used to get exposure to the credit of an issuer without making a loan or buying a bond related to such issuer.

Further, the Registrant confirms that while the Fund would be able to enter directly into a credit default swap, the Fund’s potential investment in a risk participation agreement would be accomplished indirectly through the Fund’s investment in the Bank Loan Core Fund.

Comment 17. We note that the Fund’s “Concentration” policy does not reflect the language of Form N-1A, specifically the use of the phrase “industry or group of industries.” Please consider a revision to this disclosure. Also, please confirm if the Fund will look through investments in affiliated funds for purposes of complying with the Concentration policy.

Response: The Registrant acknowledges that Item 16(c)(1)(iv) of Form N-1A language specifies the language “a particular industry or group of industries.” However, the Registrant respectfully notes that the Fund’s concentration policy is a fundamental policy and cannot be changed without shareholder approval. While the Fund’s disclosure does not exactly track the language of Item 16(c)(1)(iv), it matches the fundamental policy as adopted by the Fund’s Board.

Further, the Fund is managed as a broadly diversified portfolio by asset class and by industry in corporate issuers. This is addressed under “Additional Information” following the Fund’s Investment Limitations:

“In applying the concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities.”

The Registrant confirms that the Fund looks through investments in affiliated funds for purposes of complying with the Fund’s fundamental Concentration policy.

If you have any questions on the enclosed material, please contact me at (724) 720-8828.

Very truly yours,

/s/ Terri L. Kerr

Terri L. Kerr

Senior Paralegal